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                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                                January 16, 2003


                              HANARO TELECOM, INC.

                        CANCELLATION OF EQUITY INVESTMENT


Hanaro Telecom, Inc. ('the Company' or 'Hanaro') held a board of directors meeting on December 30, 2002 concerning a number of issues including an equity investment in Korea Thrunet Co, Ltd. ('Thrunet') and related convertible bonds issue, a new rights issue necessary to secure funds for new projects and to improve the Company's financial structure, a syndicated loan to be secured, and an extraordinary shareholders meeting to be called. Upon obtaining resolutions on such issues from the Company's board of directors, Hanaro had made a corporate disclosure on the same date. However, the Company learnt, after conducting a careful due diligence on Thrunet and reviewing Thrunet's Disclosure Schedule, that material synergistic effects expected from the investment are difficult to achieve. Therefore, pursuant to section 8.2(f) of the Share Purchase Agreement with TriGem Computer, Inc. ("Trigem") and its affiliates, which stipulates that the Company may terminate the Agreement within ten days after obtaining the Disclosure Schedule if such Disclosure Schedule is not satisfactory, Hanaro decided to terminate the Share Purchase Agreement. Set forth below are the confirmed details concerning the board of directors' resolutions on December 30, 2002.


1.   Cancellation of equity investment

     1)   Details

          -    Company subject to investment : Korea Thrunet Co., Ltd.

          -    Capital stock : KRW194,875,920,000

          - Number of stocks to be acquired (holding ratio) : 55,864,431 registered common shares (71.95%)

          -    Scheduled date of equity investment : February 7, 2003

     2)   Reason for cancellation of equity investment

          - Hanaro learnt, after conducting a careful due diligence on Thrunet and reviewing its Disclosure Schedule, that material synergistic effects expected from the investment are difficult to achieve. Therefore, Hanaro decided to terminate the Share Purchase Agreement.


2.   Cancellation of Convertible Bond ("CB") Issue

     1)   Details

          -    Type of bond : Non-guaranteed convertible bonds (series no. 22-3)

          -    Total face value : KRW108,875,920,000

          -    Scheduled date of Issue : February 7, 2003

          - Companies subject to subscription : TriGem Computer, Inc., Naray & Company, Inc., Naray D&C, Inc., TG Ventures, Inc., TG Infonet, Inc., Solvit Media, Inc., TriGem Information consulting, Inc., and aiLeaders, Inc.

     2)   Reason for cancellation of CB issue

          - Termination of the Share Purchase Agreement based on a provision in the Agreement, which stipulates that the Company may terminate the Agreement within ten days after obtaining Disclosure Schedule if such Disclosure Schedule is not satisfactory

     3)   Others
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          -    Of the scheduled three bond issues (Series no. 22-1, 22-2 and
               22-3), the Issued 22-1 and 22-2 series, which totaled KRW86 billion, will be redeemed, pursuant to the Agreement, through a re-exchange of the shares acquired and the bond issued on January 3, 2003 within 30 days of the termination of the Agreement. The Company will make a timely disclosure when the bonds are redeemed.


3.   Cancellation of BOD resolution on rights issue

Having pursued foreign investment in the Company, Hanaro planned, under the condition precedent of acquiring at least 71.95% of stake in Thrunet, to issue 165 million to 195 million shares at KRW4,000 per share to an investor group led by AIG AIF Sub, AIG AOF Sub and Newbridge. However, upon termination of the Share Purchase Agreement on January 15, 2003, the resolution concerning the rights issue became null and void.


4.   Syndicated Loan

Under the condition precedent of acquiring at least 71.95% of stake in Thrunet, Hanaro had pursued a KRW 700 million syndicated loan. However, upon termination of the Share Purchase Agreement, the Company's previous filing concerning the loan is no longer effective.


5. Cancellation of Board of Directors' resolution on calling of Extraordinary Shareholders Meeting

The board of directors' resolution dated December 30, 2002, on the calling of an extraordinary shareholders meeting becomes null and void due to reasons including: 1) Hanaro decided to terminate the Share Purchase Agreement for the acquisition of a 71.95% stake in Thrunet on January 15, 2003, 2) the agenda for the extraordinary shareholders meeting (Item 1. approval of per share price of rights issue below par value, Item 2. approval of new rights issue, Item 3. approval of amendment of Articles of Incorporation, and Item 4. Appointment of director) is no longer applicable, and 3) Investment Agreement with the Company's foreign investors became null and void.


6.   Date of related corporate disclosure : December 30, 2002